Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES RECORD FIRST QUARTER RESULTS

•                  Record quarterly sales, up 21% year over year to $10.79 billion

•                  Record quarterly diluted earnings per share of $1.83, increased 21%

•                  Cash provided from operating activities of $577 million, up 26%, a first quarter record

•                  Paid dividends of $118 million and returned $103 million to shareholders through share repurchases

•                  Increased full year outlook for sales and net income attributable to Magna

AURORA, Ontario, May 10, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2018.

	THREE MONTHS ENDED
	March 31, 2018	March 31, 2017(2)
Reported
Sales	$10,792	$8,900
Income from operations before income taxes	$851	$793
Net income attributable to Magna International Inc.	$660	$577
Diluted earnings per share	$1.83	$1.51
Non-GAAP Financial Measures(1)
Adjusted EBIT	$875	$818
Adjusted diluted earnings per share	$1.84	$1.53

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standard Codification 606) and recast for our new reportable segments.

THREE MONTHS ENDED MARCH 31, 2018

We posted sales of $10.79 billion for the first quarter of 2018, an increase of 21% over the first quarter of 2017. The strong growth was achieved despite light vehicle production that declined 2% in North America and was essentially unchanged in Europe, both compared to the first quarter of 2017. We delivered sales growth in each of our operating segments, most notably in our Complete Vehicles segment, which contributed approximately 60% of the increase in sales in the first quarter of 2018.  Excluding the impact of foreign currency translation and net divestitures, sales increased 14%.

CONNECT WITH MAGNA

Adjusted EBIT increased 7% to $875 million in the first quarter of 2018 resulting in an adjusted EBIT as a percentage of sales of 8.1% in the first quarter of 2018 compared to 9.2% in the first quarter of 2017.  This margin decline was largely driven by an increase in the proportion of sales generated in our Complete Vehicles segment, which have a significantly lower margin as a percentage of sales than our consolidated average, as well as higher launch costs.

Income from operations before income taxes and net income attributable to Magna International Inc. were $851 million and $660 million for the first quarter of 2018, increases of 7% and 14%, respectively, compared to the first quarter of 2017.

Diluted earnings per share increased 21% to $1.83 in the first quarter of 2018, reflecting higher income from operations before income taxes, a lower income tax rate primarily as a result of U.S. tax reform, and the favourable impact of a reduced share count.  Adjusted diluted earnings per share increased 20% to $1.84 compared to $1.53 for the first quarter of 2017.

In the first quarter of 2018, we generated cash from operations before changes in operating assets and liabilities of $1.03 billion, and invested $455 million in operating assets and liabilities. Investment activities for the first quarter of 2018 were $357 million, including $243 million in fixed asset additions and a $114 million increase in investments, other assets and intangible assets.

“We had a strong start to the year, reporting record first quarter results and increasing our outlook for sales and earnings. We continue to position Magna for the emerging mobility ecosystem as demonstrated by the recently announced partnership with Lyft.”
- Don Walker, Magna’s Chief Executive Officer

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2018, we paid dividends of $118 million.  In addition, we repurchased 1.9 million shares for $103 million in the first quarter of 2018.

Yesterday, our Board of Directors declared a quarterly dividend of $0.33 with respect to our outstanding Common Shares for the quarter ended March 31, 2018. This dividend is payable on June 8, 2018 to shareholders of record on May 25, 2018.

SEGMENT SUMMARY(2)

	For the three months ended March 31,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2018	2017	Change	2018	2017	Change
Body Exteriors & Structures	$4,619	$4,167	$452	$340	$349	$(9)
Power & Vision	3,190	2,963	227	358	328	30
Seating Systems	1,470	1,335	135	130	116	14
Complete Vehicles	1,660	527	1,133	19	6	13
Corporate and Other	(147)	(92)	(55)	28	19	9
Total Reportable Segments	$10,792	$8,900	$1,892	$875	$818	$57

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2018	2017	Change
Body Exteriors & Structures	7.4%	8.4%	(1.0)%
Power & Vision	11.2%	11.1%	0.1%
Seating Systems	8.8%	8.7%	0.1%
Complete Vehicles	1.1%	1.1%	0.0%
Consolidated Average	8.1%	9.2%	(1.1)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2018 OUTLOOK

	Current	Previous

Light Vehicle Production (Units)
North America	17.3 million	17.4 million
Europe	22.6 million	22.4 million

Segment Sales
Body Exteriors & Structures	$17.3 - $18.1 billion	$16.6 - $17.4 billion
Power & Vision	$12.3 - $12.9 billion	$11.8 - $12.4 billion
Seating Systems	$5.5 - $5.9 billion	$5.3 - $5.7 billion
Complete Vehicles	$6.4 - $6.8 billion	$6.0 - $6.4 billion

Total Sales	$40.9 - $43.1 billion	$39.3 - $41.5 billion

Adjusted EBIT Margin(3)	7.9% - 8.2%	7.9% - 8.2%

Equity Income (included in EBIT)	$335 – $375 million	$335 – $375 million

Interest Expense, net	Approximately $90 million	Approximately $90 million

Income Tax Rate(4)	22% - 23%	22% - 23%

Net Income attributable to Magna	$2.4 - $2.6 billion	$2.3 - $2.5 billion

Capital Spending	Approximately $1.8 billion	Approximately $1.8 billion

(3)  Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales.

(4)  The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

In this 2018 outlook, we have assumed:

•                  2018 light vehicle production volumes (as set out above);

•                  no material unannounced acquisitions or divestitures; and

•                  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:

•                  1 Canadian dollar equals U.S. dollars                     0.780

•                  1 euro equals U.S. dollars                                                                                     1.225

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended March 31,
	2018	2017

Net Income	$669	$587
Add:
Interest expense, net	21	19
Other expense	3	6
Income taxes	182	206
Adjusted EBIT	$875	$818

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended March 31,
	2018	2017

Sales	$10,792	$8,900
Adjusted EBIT	$875	$818
Adjusted EBIT as a percentage of sales	8.1%	9.2%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended March 31,
	2018	2017

Net income attributable to Magna International Inc.	$660	$577
Add:
Other expense	3	6
Adjusted net income attributable to Magna International Inc.	$663	$583
Diluted weighted average number of Common Shares outstanding during the year (millions):	359.9	383.4
Adjusted diluted earnings per share	$1.84	$1.53

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2018 results on Thursday, May 10, 2018 at 2:30 p.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-888-224-3708. International callers should use 1-303-223-4397. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (5)

We have more than 172,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 93 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(5) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to:

•                  The expected benefits of our partnership with Lyft;

•                  Magna’s forecasts of light vehicle production in North America and Europe;

•                  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;

•                  Consolidated EBIT margin;

•                  Consolidated equity income;

•                  Net interest expense;

•                  Effective income tax rate;

•                  Net income;

•                  Fixed asset expenditures; and

•                  Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  potential loss of a material purchase order;

Manufacturing / Operational Risks

•                  product launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed our warranty provision;

•                  costs related to a significant recall;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax reassessments and exposures related to changes in tax laws;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.